Doris Fox
Caracle Creek International Consulting Inc.
34 King Street East, 9th Floor
Toronto, On.
Canada, M5C 2X8
Telephone: 902-292-7885

CONSENT OF QUALIFIED PERSON

TO: All securities regulatory authorities

I, Doris Fox do hereby consent to the public filing by Quaterra Resources Inc. (the "Company") of the report titled "Nieves Project, Form 43-101 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico" dated October 31, 2012 (the "Technical Report") in support of the press release titled "Quaterra Releases Favourable Preliminary Economic Assessment On Nieves Silver Project Showing Potential For Open Pit Silver Mine Producing More Than Five Million Ounces A Year" dated September 19, 2012 (the "Press Release"), by the Company, with the above securities regulatory authorities.

I also certify that I have also read the Press Release and that it fairly and accurately represents the information in the Technical Report.

Dated this 31st day of October, 2012.

"signed"

Signature of Qualified Person

PROFESSIONAL GEOSCIENTIST
DORIS M. FOX
PRACTISING MEMBER
1430
ONTARIO

Doris Fox

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